Exhibit 99.1

CollPlant launches new HQ and R&D center in Israel

REHOVOT, Israel, May 22, 2019 – CollPlant (NASDAQ: CLGN), a regenerative medicine company, has launched a new HQ and R&D center in Israel.

CollPlant is a regenerative medicine company that is developing, manufacturing and commercializing products for tissue repair and organ manufacturing from its proprietary rhCollagen (recombinant human collagen). The new R&D facilities will serve CollPlant for development of its product pipeline, including BioInks for 3D bioprinting of tissues and organs, and dermal fillers for medical aesthetics.

“This winning combination of human capital and technology enables us to take a significant step forward through development of new state-of-the-art products and facilitating significant business partnerships with leading corporations” said Yehiel Tal, Chief Executive Officer of CollPlant.

Collagen, the most abundant protein in humans and mammals, is commonly found in connective tissues such as tendons, skin, blood vessels and bones. CollPlant produces rhCollagen from tobacco plants genetically engineered with five human genes essential for collagen production. This rhCollagen is an ideal building block for regenerative medicine scaffolds, and all of CollPlant’s products are based on it, including BioInks for 3D bioprinting of tissues and organs, dermal fillers for aesthetics, and the Vergenix line of products that are approved for commercial sale in Europe and used for soft tissue repair and advanced wound care.

In the fourth quarter of 2018, CollPlant signed a worldwide license and commercialization agreement with United Therapeutics Corporation (NASDAQ: UTHR) for the use of CollPlant’s rhCollagen-based BioInk for the 3D bioprinting of lung scaffolds with the longer term goal of manufacturing an unlimited supply of transplantable lungs for patients with serious medical conditions, subject to approval by the U.S. Food and Drug Administration (FDA). Based on this agreement, United Therapeutics will use the BioInk in its manufacturing process and establish a facility to manufacture CollPlant's rhCollagen and BioInk in the US.

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, medical aesthetics, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Its products are based on rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

CollPlant’s products address indications for the diverse fields of organ and tissue repair and are ushering in a new era in regenerative medicine. Its flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. CollPlant recently entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans. CollPlant’s unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Rinat Brovinsky +972 526678337; Rinat@kd-pr.com

Rony Glass-Aloni: +972 54-5648046; Rony@kd-pr.com